July 11, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc. Form 10-KSB for Fiscal Year Ended September 30, 2005 Filed January5, 2006 Form 10-QSB for Fiscal Quarter Ended March 31, 2006 File No. 333-62236

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), I hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated Jun 29, 2006, regarding the above referenced Form 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Telecom. References herein to “we,” “us” and “our” refer to Telecom unless the context indicates otherwise.

Form 10-QSB for the Quarter Ended December 31, 2005

5. Stock Transactions, page 7

1.
We note from your response to comment 1 that you should expense the value of the stock issued to the two consultants over the 2 year service period. Accordingly, please amend your 10-QSB for the quarter ended December 31, 2005 to appropriately account for this stock issuance as such. Please also tell us what amount of expense you will record for the quarter ending December 31, 2005 and how you calculated this amount.

Telecom Response:

The Company reported to us that it has amended the 10-QSB for the quarter ended December 31, 2005 and has accounted for the value of the stock issued over the service period. According to the Company, it has adjusted the value of the stock issued to the two consultants that were issued during this quarter and it has also adjusted all other value of the stock issued to other consultants and officers that were issued in previous years. Accordingly, the value of the stock for the quarter ending December 31, 2005 was $831,466 and the Company’s calculation method is as follows:

“(1) For issuance of 3 million shares which totaled $1,170,000 for the Consultancy agreement and employment contract, these shares were issued in 2004, the terms for these agreements are 24 months starting from January 1, 2004 to December 31, 2005. Therefore, we amortized the total expense over a 24 month period which resulted in an expense of $48,750 for each month and for 3 months totals $146,250 for the quarter ended December 31, 2005.

(2) For 3.5 million shares which totaled $840,000, these shares were issued in July 2005, the terms for 1.5 million of these shares totaled $360,000, is for the services to be rendered over 17 months from August, 2005 to December, 2006. Therefore, we amortized the total expense over a 17 month period which resulted in an expense of $21,176 for each month and for 3 months totals $63,529 for the quarter ended December 31, 2005.

The terms for remaining 2 million shares totaled $480,000, is for the services to be rendered over 24 months from August, 2005 to July, 2007. Therefore, we amortized the total expense over a 24 month period which resulted in an expense of $20,000 for each month and for 3 months totals $60,000 for the quarter ended December 31, 2005.

(3) For 4 million shares which totaled $1,720,000, these shares were issued in December, 2005, are the services to be rendered over 24 months from December, 2005 to November, 2007. Therefore, we amortized the total expense over a 24 month period which resulted in an expense of $71,667 for each month and for 1 month total $71,667 for the quarter ended December 31, 2005.

(4) For 1 million shares which totaled $490,000, these shares were issued in October 2005, this was for compensation for a salary bonus and we accordingly expensed the whole amount of $490,000 in the profit and loss and was included in the quarter ended December 31, 2005.

(5) For 3 million shares which totaled $1,620,000, these shares issued in March, 2006, the services terms are 12 months from January, 2006 to December, 2006, therefore, we have not started amortizing this amount until January 1, 2006.

As a result, the total stock compensation being amortized for the quarter ended December 31, 2005 was $831,446 (see Appendix I ).”

2.
We note from your response to comment 4 that you issued 3 million and 3.5 million shares to officers and consultants during fiscal years 2004 and 2005, respectively, and initially improperly expensed the entire value of this stock upon issuance. As such, please ensure that you disclose the current and prior period restatement adjustments resulting from these 2004 and 2005 issuances in your amended 10-QSB filing for the quarter ended December 31, 2005. Further, to the extent material, please discuss these issuances within your stock transaction footnote in future filings.

Telecom Response:

The Company reported to us that it will amend the 10-QSB filing for the quarter ended December 31, 2005, and it will discuss the amendments in the stock transaction footnote in future filings.

Form 10-QSB for the Quarter Ended March 31, 2006

5. Stock Transactions, page 11

3.
Refer to your income statement on page 2 and explain to us how you calculated the $1,574,975 and $743,529 stock-based compensation expenses for the 6 and 3 months ended March 31, 2006, respectively. We were not able to recalculate these amounts based on your stock transactions disclosure.

Telecom Response:

The explanation of the Company’s calculations for the 3 months ended March, 31, 2006 is as follows:

“(1) For issuance of 3 million shares which totaled $1,170,000 for the Consultancy agreement and employment contract, these shares were issued in 2004, the terms for these agreements are 24 months starting from January 1, 2004 to December 31, 2005, therefore, it was fully amortized in December 31, 2005 and no effect during the 3 months ended March 31, 2006.

(2) For 3.5 million shares which totaled $840,000, these shares were issued in July, 2005, the terms for 1.5 million of these shares totaled $360,000, is for the services to be rendered over 17 months from August, 2005 to December, 2006. Therefore, we amortized the total expense over a 17 month period which resulted in an expense of $21,176 for each month and for 3 months totals $63,529 for the quarter ended March 31, 2006.

The terms for remaining 2 million shares totaled $480,000, is for the services to be rendered over 24 months from August, 2005 to July, 2007. Therefore, we amortized the total expense over a 24 month period which resulted in an expense of $20,000 for each month and for 3 months totals $60,000 for the quarter ended March 31, 2006.

(3) For 4 million shares which totaled $1,720,000, these shares were issued in December, 2005, are the services to be rendered over 24 months from December, 2005 to November, 2007. Therefore, we amortized the total expense over a 24 month period which resulted in an expense of $71,667 for each month and for 3 months total $215,000 for the quarter ended March 31, 2006.

(4) For 1 million shares which totaled $490,000, these shares were issued in October 2005, it was expensed in last quarter ended December 31, 2005 and no effect for this quarter ended March 31, 2006.

(5) For 3 million shares which totaled $1,620,000, these shares issued in March, 2006 ,the services terms are 12 months from January, 2006 to December, 2006, therefore, we amortized the total over 12 months and then there will be $135,000 for each month and we have amortized three months of $405,000 for the quarter ended March 31, 2006.

As a result, the total stock compensation being amortized for the quarter ended March 31, 2006 was $743,529.

For the 6 months ended March, 31, 2006, the total stock compensation is $1,574,975 (see Appendix I ), including the total stock compensation being amortized for the quarter ended December 31, 2005 was $831,446 and the total stock compensation being amortized for the quarter ended March 31, 2006 was $743,529.”

4.
Further, refer to the 3rd paragraph on page 11 and explain to us how you calculated the $405,000 of stock based compensation expense that was recorded for the three months ended March 31, 2006. In this regard, we do not understand why you recorded a 25% of the total expense during the quarter ended March 31, 2006 when you did not issue these shares until March 23, 2006.

Telecom Response:

According to the Company, the term for this consultancy agreement was 12 months starting from January 1, 2006 to December 31, 2006; therefore, the amount of $1,620,000 was amortized over 12 months starting from January, 2006 to December, 2006. As a result, $405,000 was amortized for the quarter ended March 31, 2006.

6. Income Taxes, page 11

5.
We note your response to comment 3. In future filings, please disclose in detail the nature of the Chinese tax laws and regulations that allow you to be exempt from the PRC enterprise tax for two years starting at the first profit making year. Please also confirm for us that you will disclose your 1st profit making year and when you anticipate having to begin paying taxes.

Telecom Response:

The Company stated to us that it will disclose in detail the nature of the Chinese tax laws and regulations for the exemption of the PRC enterprise tax for two years starting at the first profit making year.

The Company reported to us that the first profit making year will be in 2007 and it will make the provision at that time.

General

6.
As a reminder, please ensure that you comply with all applicable comments from all of our comment letters in your amended 10-KSB for the year ended September 30, 2005 and 10-QSB for the quarter ended December 31, 2005. Further, in your amended filings, please label all applicable financial statement columns restated and add a note to your financial statements to provide the disclosures required by paragraph 37 of APB 20.

Telecom Response:

The Company stated to us that it will amend 10-KSB for the year ended September 30, 2005 and 10-QSB for the quarter ended December 31, 2005 after the favorable reply from you after this letter, and will label all restated columns in the applicable financial statements in our future filings.

7.
In relation to your amended 10-KSB, please ask you auditors to include an updated audit report to reflect the revisions you have completed in the restated financial statements. Also, the audit report should include a paragraph making reference to the restatement and to the notes to the financial statements where the restatement is disclosed. Have your auditors refer to AICPA Auditing Standards Section 561.06.a for guidance.

Telecom Response:

The Company reported to us that it will ask our auditors to include an updated audit report to reflect all the revisions that we complete in the restated financial statements.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/
Harvey K. Newkirk

Appendix I

	No of Shares	Value of the compensation	Services Period		Total months to be amortized	Monthly expense	For the 3 months ended December 31, 2005	For the 3 months ended March 31, 2006	For the 6 months ended March 31, 2006
1	3 million shares	$1,170,000	January 1, 2004 to December 31, 2005		24 months	$48,750	$146,250	0	$146,250
2a	1.5 million shares out of 3.5 million shares	$360,000	August, 2005 to December, 2006		17 months	$21,176	$63,529	$63,529	$127,058
2b	2 million shares out of 3.5 million shares	$480,000	August, 2005 to July, 2007		24 months	$20,000	$60,000	$60,000	$120,000
3	4 million shares	$1,720,000	December, 2005 to November, 2007		24 months	$71,667	$71,667	$215,000	$286,667
4	1 million shares	$490,000	Issued in November, 2005 (compensation for a salary bonus, no amortization is needed	)	N/A	Expensed the whole amount in November, 2005	$490,000	0	$490,000
5	3 million shares	$1,620,000	January, 2006 to December, 2006		12 months	$135,000	0	$405,000	$405,000
							$831,446	$743,529	$1,574,975